FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (registration nos. 333-195680, 333-160683 and no. 333-174142) and registration statements on form s-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Attached hereto is the script related to Registrant’s conference call held on August 13, 2014 after the announcement of Registrant's results for the second quarter 2014.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 14, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel and Corporate Secretary

Gilat Second Quarter 2014 Conference Call Script
August 13, 2014

Operator
Ladies and gentlemen, thank you for standing by. Welcome to Gilat’s Second Quarter 2014 Results Conference Call. All participants are present in listen-only mode. Following the management’s formal presentation, instructions will be given for the question-and-answer session. For operator assistance during the conference, press *0. As a reminder this conference is being recorded August 13

I would now like to turn the call over to Philip Carlson of KCSA to read the Safe Harbor statement. Philip, please go ahead.

Philip Carlson
Good morning and good afternoon everyone. Thank you for joining us today for Gilat’s second quarter results conference call. A recording of this call will be available beginning at approximately noon Eastern Daylight Time today, August 13 until August 15 at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call, which are not historical facts, may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events, or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

With that said, on the call today is Erez Antebi, Gilat’s Chief Executive Officer, and Yaniv Reinhold, Chief Financial Officer. Erez, please go ahead.

Erez Antebi

Thank you, Phil, and good day everyone. I would like to begin by providing a high level overview of the second quarter results, and then discuss the business. Following my comments, Yaniv will discuss our financial results. I will then summarize and open the call for questions.

Our revenues for the second quarter of 2014 were $54.1m, compared to $50.9m in the first quarter of 2014. The revenue increase is attributable to our three divisions, which have all performed better than in the first quarter.

We are continuing to see the results of the cost cutting efforts implemented last year. Our Commercial and Defense divisions improved their profitability when compared to the first quarter of 2014. Consequently, our non-GAAP operating income increased to $1.5 million in the second quarter compared to $0.5 million in the first quarter of 2014. GAAP operating loss for the second quarter of 2014 was $0.5 million as compared to an operating loss of $1.5 million in the first quarter of 2014.

Our EBIDTA also improved to $3.9 million in the second quarter compared to $2.8 million in the first quarter of 2014.

As we have mentioned before, the second half of 2014 should show progressive improvement and end with a strong fourth quarter. Management reaffirms the 2014 objectives for annual revenues of $240-$245 million and EBITDA margin levels of approximately 9%.

I will now discuss some of our business highlights for the quarter.

Let’s start with the Commercial Division.

Addressing the strategic market for High Throughput Satellites and Ka band – which provides broadband access to consumers and businesses – we signed two additional Internet Service Providers in Europe for the SES Broadband Service network. One of these ISPs is Swisscom, the leading telco operator in Switzerland. Swisscom is our first ISP in Switzerland. We are happy to see the distribution channels for the Ka Band services continuing to expand.

We also received our first orders for VSATs for use with the IPSTAR satellite in Indonesia with Thaicom. We previously announced an agreement with IPSTAR last year, and announced the commencement of service earlier this year. We have started some marketing activities and these results are the fruit of this.

We have received an expansion order from Hispasat, which provides wholesale services to ISPs in Spain over a Ku satellite. The expansion is with our latest SkyEdge II-c product, and is targeting residential consumers and small enterprises in sub-urban regions. The ISP for this expansion is Euskaltel for the Basque region.

In Australia, we are continuing to operate the network and provide services including field maintenance for the NBN project. At this stage, we do not expect an expansion of the FRSS service to include additional sites.

Looking forward we see a healthy pipeline of HTS networks that are planned for launch. We are working to be the ground equipment provider for many of these opportunities. A few of these could still be decided in 2014. We intend to continue to pursue the opportunities we see in this market going forward.

Moving to a different market segment; cellular backhaul continues to be an important application in the market.

We had awards and deployments of cellular backhaul networks around the world. For example, one of these is for replacing SCPC modems with our TDMA VSATs in Asia. Another network in the CIS is to provide backhaul connectivity for CDMA cells in remote regions. These networks currently connect 2G and 3G cellular technologies. Going forward, we believe that as Data will become a bigger driver for mobile networks, we will see a bigger move to 4G as well.

As we mentioned previously, we launched two products this year relevant for the cellular backhaul market: SkyEdge II-c Capricorn – our newest VSAT and CellEdge - Gilat’s small cell solution over satellite.

We believe that the Capricorn is the fastest TDMA VSAT in the market today, reaching download speeds of up to 200Mbps. As more networks move from 2G to 3G to LTE, the need for high speed data grows. Today we are already seeing customer requirements to connect LTE base stations with such high speeds. I would like to take a minute and explain why we think that TDMA is so important for LTE data networks. As mobile subscribers consume more and more data, this has become the majority of the traffic in the network. While the peak speeds continue to grow, the variability of traffic in the link also grows.

Some of the time users may be downloading content at very high speed, at other times users are not downloading at all. An SCPC link has a fixed amount of capacity, therefore the link is often not filled and much of the capacity goes to waste. Our Capricorn TDMA VSAT is able to share bandwidth between multiple sites, allocating capacity to the link that has more traffic. The combination of 200 Mbps capability and TDMA, translates into much better economics for the mobile operator when deploying satellite for LTE networks. We believe that with both TDMA and up to 200 Mbps speed Capricorn has a significant advantage over the competition.

In the second quarter, the Capricorn successfully completed tests on the IPSTAR satellite for 4G LTE cellular backhaul traffic. The results were very positive, and this strengthens our view that satellite is an excellent solution for providing rapid deployment of LTE to underserved areas. The solution is being tested for LTE/ 4G Cellular Backhaul at a tier-one operator in East Asia and we are seeing heightened interest from other mobile operators for this solution.

Our second product, CellEdge, brings many benefits to mobile network operators who need affordable cell coverage in remote areas. As a reminder CellEdge is a complete turnkey solution in which we have combined the Small Cell, the VSAT, the energy solution and the infrastructure. All optimized for challenging environments. CellEdge can also be deployed in a very short time, so it is especially valuable when the operator has tight deadlines for deployment. For example, the order we received from a leading mobile operator in Brazil, which I mentioned in the last quarter, has already been deployed in a very short timeframe considering it included site survey and acquisition, equipment delivery, installation and activation of the network. This is an excellent validation that we can deliver the solution quickly and successfully to leading mobile network operators.

Let me highlight now some of the Enterprise projects for which we have received orders or that we have deployed in the second quarter.

We have signed up a new tier-one telecom operator in the Asia-Pacific region for our VSAT network. It is interesting to note that we are also providing this customer hub operations and teleport services as value-added services in addition to the VSATs.

Gilat received several projects in Angola for the expansion of SkyEdge and SkyEdge II networks as well as a new network. The expansions include integrated solutions in addition to the VSATs, such as solar panels and peripheral equipment.

In Latin America, we have expanded our reach to Chile where we were not present. We have installed a SkyEdge II-c HUB and will supply several hundred VSATs for an operator in Chile. This is an important milestone for Gilat, as we were able to replace a competitor’s network in a country where we had not had a presence.

Following the previously announced order of Entel Bolivia, we continue to implement the Telecentros project. The network is used for the Bolivian government’s national digital inclusion initiative and operates over the first Bolivian communications satellite, Tupac Katari - 1, which was launched in December 2013.

Now moving to the Defense Division

The second quarter was a better quarter for our defense division, and we continue to see an improved sales pipeline into the future. We believe the defense sector has improved this year compared to 2013 and we are continuing to see more visibility with DoD programs compared to the previous year.

Outside of the US, we are seeing increased interest in satcom. In the second quarter of 2014, we were awarded deals in LATAM and in Asia for defense agencies. In LATAM, we are providing the satellite communications to connect a UAV ground control stations to the core network. In Asia, the network provides star and mesh connectivity to remote stations. Our modems will be connected to various antenna configurations, including manpack units.

As a reminder, Gilat develops all the components required for on-the-move applications and on-the-pause terminals; we typically provide low profile tracking antennas, power amplifiers and modems that we sell to defense system integrators. In some cases, we also supply complete terminals. Our main strengths are in applications that require smaller size, lighter weight and lower power terminals. This is where we believe Gilat has a significant advantage over our competitors. We see two main applications in which these advantages are highly required; unmanned platforms and manpack terminals.

Our solutions for unmanned platforms, called BlackRay, are based on either our low profile antennas or our new small lightweight parabolic antennas. They are available in both Ka and Ku bands, thus providing operators flexibility when choosing satellite capacity. The BlackRay terminals are one of the smallest and most compact units available on the market. Their small size and light-weight extends the operational range of these UAVs as well as increasing the mission payload capacity.

Our SatTrooper manpack terminals are available in Ku and Ka bands. It is one of the smallest and lightest auto-point terminals in the market. One reason for this is its very low power consumption, which reduces weight of the energy pack. At the same time, the SatTrooper enables very high speed transmissions, such as video.

In the US, we continue our focus on programs of record as well as various needs that are raised by users.  Lockheed Martin recently chose our BlackRay terminal for its Fury Unmanned Aircraft Systems. It has now made some additional follow-on purchases to support deployments within the continental US. We have also sold our SR71 RaySat Antenna, MLT modem and Wavestream BUC to the United States Special Operations Command, or SOCOM. SOCOM is the Unified Combatant Command charged with overseeing the various Special Operations Component Commands of the Army, Air Force, Navy and Marine Corps of the United States Armed Forces.

In April, Inmarsat sponsored an invitation only Industry event for multiple US Government Agencies including SOCOM, to evaluate new technology for future requirements. We participated in this Limited User Evaluation which was conducted by Inmarsat at their ground station in Italy. Inmarsat is planning to service the various US government agencies services worldwide, with its new Global Express Ka satellite constellation; hence the significance of this evaluation. The Gilat equipment tested included Raysat on-the-move terminals and the SatTrooper manpack terminal. We were also proud to have the Wavestream wideband 12W BUC used by many of the participating vendor’s terminals, in addition to being used in our own terminals. We are very satisfied with the good results demonstrated by all our equipment in the tests.

As mentioned, the tests used the new Inmarsat Global Express Ka Band satellite. It is the first operational satellite of the Global Express Constellation planned to have global coverage by 2015.

Regarding the Services Division, the installation and deployment of Gilat Colombia’s project to provide Internet services to communities in remote areas in Colombia is on track and we have already started to generate initial revenues from this project. As I have stated on previous calls, significant revenues will be generated in the second half of 2014 starting in the third quarter.

In addition, Gilat Colombia has signed a contract to provide telephony services in some remote regions to one of our competitors in country. This enables us to leverage the telephony infrastructure we have built in Colombia to generate further revenues.

In Peru, the Integración Amazónica Loreto, or IAL project is being rolled-out according to plan. This project includes the deployment and operation of microwave infrastructure as well as wireless service to 70 communities along the most remote section of the Amazon River. We have not recorded revenues from this project yet, however; we expect to generate revenues beginning in the second half of 2014.

This year, the Peruvian government is expected to issue additional requests for proposals for Wireless and Fiber projects in remote regions of Peru. Each of these projects are expected to be worth tens of millions of dollars. We have responded in the past to tenders without satellite communications, such as IAL and Fitel 10. Based on this experience, we intend to respond to some of these tenders as well.

That concludes our business overview. I would now like to turn the call over to Yaniv Reinhold, our CFO who will review the financials. Yaniv, please?

Yaniv Reinhold

YANIV REINHOLD - GILAT SATELLITE NETWORKS LTD. - CFO

Thanks, Erez and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of non-cash stock options expenses as per ASC 718, amortization of intangible assets resulting from the purchase price allocation, restructuring costs and net income (loss) from discontinued operations.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

Now moving to our financial highlights for the second quarter of 2014.

Revenues for the second quarter of 2014 were $54.1 million, compared to $61.9 million for the same period in 2013. The difference is mostly attributed to the decrease in revenues in our Services division. The MINTIC project in Colombia, which started to bring in initial revenues in the second quarter, will generate increased revenues in the third and fourth quarter. We will also generate revenues from the IAL project in Peru beginning in the third quarter.

On a GAAP basis, our gross margin this quarter reached approximately 35.7% compared to approximately 32.3% in the comparable period last year. As we have mentioned over the past few quarters, our gross margin is affected by the regions in which we operate and the types of deals we recognize. The increase in our gross margin this quarter was primarily due to two reasons. The first is due to the mix of deals with a higher margin in the Commercial division and the second is due to our cost reduction in COGs.

Gross R&D expenses on a GAAP basis were $6.9 million this quarter compared to $7.1 million in the same quarter of 2013. The decrease in R&D expenses reflects our reduction in fixed expenses, which was offset by the negative effect of the Shekel / Dollar exchange rate. The Shekel significantly appreciated in value over the last year against the US Dollar. This has caused an increase in our expenses in Dollar terms.

Moving to selling, marketing, general and administrative expenses. On a GAAP basis, expenses for the quarter remained relatively constant at $13.5 million compared to $13.4 million for the same quarter last year. We experienced higher variable expenses, which were offset by a reduction in fixed expenses.

Operating loss on a GAAP basis was $0.5 million in the second quarter of 2014 compared to an operating loss of $0.1 million in the comparable quarter of 2013.

We regularly use supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance.

On a non-GAAP basis, operating income was $1.5 million in the second quarter of 2014 compared to operating income of $1.9 million in the comparable quarter of 2013.

On a GAAP basis, net loss from continuing operations for the quarter was $1.4 million, or a loss of $0.03 per diluted share compared to net loss from continuing operations of $2.9 million, or a loss of $0.07 per diluted share in the same quarter of 2013.

As of June 30, 2014, our total cash balances, including restricted cash, net of short-term bank credits, decreased to $59.3 million. This was mainly due to our investments in the IAL project in Peru and the MINTIC project in Colombia.

Our shareholders' equity at the end of the quarter totaled $224.0 million.

That concludes our financial review for the quarter, and now I would like to turn the call back to Erez. Erez?

Erez Antebi

Thank you Yaniv.

To summarize, we are seeing progress across all of our divisions as we continued to execute our plan and growth strategy in the second quarter. Our cost cutting measures implemented in 2013 continue to bear fruit as we have seen an increase in profitability.

In our Commercial Division, we see significant market potential in High Throughput Satellites and cellular backhaul applications and we believe we have the right solutions to expand upon our growing global footprint.  We had several deployments of our cellular backhaul networks around the world that included our newest and the fastest TDMA VSAT in the market today, SkyEdge II-c Capricorn and CellEdge, our small cell solution over satellite.

Our Defense Division has improved, given the increased visibility from DoD programs. We are beginning to see an improved sales pipeline and were recently awarded contracts for defense agencies in LATAM and Asia. We expect to see continued growth across this division as we believe we hold a significant advantage over our competitors when it comes to small, light-weight and lower power terminals.

In our Services Division, our IAL Project in Peru is on schedule and our Internet services project in Colombia has started to generate revenues with more significant revenues expected in the second half of 2014.

For these reasons, we believe that the second half of 2014 will be stronger than the first half of the year. We feel confident we are on track to meet our 2014 objectives for annual revenues of $240-$245 million and EBITDA margin levels of approximately 9%.

That concludes our review. We would now like to open the floor for questions. Operator, please.

Operator:
Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2. If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please standby while we poll for your questions. The first question is from Gunther Karger of Discovery Group. Please go ahead.

Gunther Karger:	Good afternoon Erez and everyone. Great report. One question regarding the aviation industry. … in that sector, in aviation type of business.

Erez Antebi:	I’m sorry you were breaking up, did you ask about the aviation sector business?

Gunther Karger:	Yes sir. Aviation, the Global Xpress and that sort of thing.

Erez Antebi:
Yes, you are right. I didn’t discuss it in the call. This is continuing business. There haven’t been any significant developments.  We are continuing to sell into that sector. I continue to view that as a growth area for us, especially when the Global Xpress constellation comes online and we’ll start providing terminals, sorry units, to Honeywell to serve airlines on the InmarSat Global Xpress. It continues to look good and I would say business as usual for now.

Gunther Karger:
Thank you Erez and second question if I could with regard to the defense sector. I know you announced continuing growth in that area, but the current unrest worldwide, particularly in the special operations type of business, do you think that what’s happening now globally is increasing your outlook in that sector or the results that you reported reflect what you had originally anticipated.

Erez Antebi:
I don’t think that we see anything that is immediate, as an immediate result of very recent developments of the past few weeks. But I would say that in general over the past year, what we are seeing is that there are heightened tensions in various conflict areas around the world, in Eastern Asia and Eastern Europe and in other areas and we see increasing requirements and even starting to see budgets and programs in other countries that perhaps two years ago we didn’t see having programs in satcom for their special forces.

Gunther Karger:	Thank you very much Erez.

Erez Antebi:	Sure, you’re welcome.

Operator:
If there are any additional questions, please press *1. If you wish to cancel your request please press *2. Please stand by while we poll for more questions. There are no further questions at this time. Before I ask Mr. Erez Antebi to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-326-9310. In Israel please call 03-9255937. Internationally please call 972-3-9255937. Mr. Antebi would you like to make your concluding statement?

Erez Antebi:
I just want to thank everyone for listening in on the call. I appreciate the time and I hope to meet you on the next conference call if not earlier. Thank you very much and good morning or good afternoon to all. Bye bye.

Operator:	Thank you. This concludes Gilat’s second quarter 2014 results conference call. Thank you for your participation, you may go ahead and disconnect.